                    REVISED AND RESTATED EMPLOYMENT CONTRACT
                    ----------------------------------------

      THIS REVISED AND RESTATED EMPLOYMENT CONTRACT (the "Contract") is made as of November 1, 1996, between VIVRA INCORPORATED, a Delaware corporation ("VIVRA") and KENT J. THIRY, an individual ("Thiry").

      RECITALS:

      A. VIVRA has employed Thiry in an executive capacity pursuant to a Contract dated as of December 1, 1992.

      B. VIVRA desires to revise the terms of Thiry's employment and restate his contract, and Thiry desires to continue in VIVRA's employment.

      NOW, THEREFORE, Thiry and VIVRA agree:

      1. Definitions. As used in this Contract, the following terms have the following meanings:

      1.1 Beneficiary. "Beneficiary" means any Person or Persons designated from time to time by Thiry as beneficiary pursuant to paragraph 6.5.1.

      1.2 Board. "Board" means the Board of Directors of VIVRA.

      1.3 Change of Control. "Change of Control" means a change of control that would be required to be reported pursuant to Item 6(e) of Schedule 14A of Rule 14 under the Exchange Act. Without limitation of the foregoing sentence, such a change of control shall be deemed to have occurred if (i) any Person is or becomes the beneficial owner (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of VIVRA representing 30% or more of the combined voting power of VIVRA's then outstanding securities, or (ii) during any period of two (2) consecutive years during the term of this Contract, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of such period,
(iii) substantially all (80% or more) of Vivra's assets are sold or (iv) if Vivra merges or consolidates with or into another entity where the stockholders of Vivra immediately before such event own less than 50% of the surviving entity immediately


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

after such event. For purposes of this Agreement, a Change of Control does not include a distribution to VIVRA's shareholders of stock of any subsidiary or a purchase of securities or assets by a management-led purchasing group, which includes Thiry.

      1.4 Code. "Code" means the Internal Revenue Code of 1986, as amended.

      1.5 Commission. "Commission" means the Securities and Exchange Commission.

      1.6 Compete. "Compete" means either directly or indirectly to own, initiate, manage, operate, join, control, advise, or participate in the ownership, operation, management or control (other than as a shareholder owning less than five percent (5%) of the capital stock of any entity, the shares of which are traded on a national exchange) of any business in the U.S. similar to the Existing or Other Businesses or to lease or sell real or personal property to any such business.

      1.7 Confidential Information. "Confidential Information" means all company information which would constitute proprietary information or protectable trade secrets under the laws of the State of California, including without limitation,
(i) market surveys, studies and analyses (ii) medical and personnel records,
(iii) statistical, financial, cost and accounting data, (iv) existing and prospective patient and customer lists; and (v) other written materials proprietary to VIVRA.

      1.8 Contingent Bonus. A bonus described in paragraph 3.1.3.

      1.9 Discretionary Bonus. A bonus described in paragraph 3.1.2.

      1.10 Employment Term. "Employment Term" means the period commencing November 1, 1996 and continuing for the shorter of (i) a period of four (4) years ending October 31, 2000, or (ii) a period ending on the date of any termination pursuant to paragraph 5 or any wrongful termination by either VIVRA or Thiry.

      1.11 Exchange Act. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      1.12 Existing or Other Businesses. "Existing or Other Businesses" means dialysis services, diabetes management, and any other business (a) in which VIVRA is actively engaged during or at the end of the Employment Term and (b) which, during the preceding twelve (12) months, represented at least ten percent (10%) of Vivra's consolidated revenue.


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

      1.13 Fiscal Year. "Fiscal Year" means VIVRA's annual accounting period for financial accounting and reporting purposes, which currently is the period from each December 1 to and including the next following November 30.

      1.14 GAAP. "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

      1.15 Permanent Disability. "Permanent Disability" means any mental or physical illness, disease or condition which results in Thiry's inability to perform his duties during normal working hours for a period of not less than six
(6) consecutive months.

      1.16 Person. "Person" means any individual, corporation, partnership, business trust, joint venture, association, joint stock company, trust, unincorporated organization, government or agency, or political subdivision hereof.

      1.17 Prior Contract. "Prior Contract" means the Employment Agreement between Thiry and VIVRA dated as of December 1, 1992.

      1.18 Salary. "Salary" means Thiry's annual base compensation of a minimum of $275,000 per Fiscal Year, except when "Salary" is used in paragraphs 5.2.2,
5.2.3. and 5.2.4, in which contexts "Salary" means annual base compensation to Thiry of a minimum of $300,000 per Fiscal Year.

      2. Employment and Duties.

      2.1 Position. During the Employment Term, VIVRA shall employ Thiry and Thiry shall serve VIVRA as its President and Chief Executive Officer.

      2.1.1 Directorship. Thiry is a Director of VIVRA for a term ending at the annual meeting of VIVRA's shareholders in 1998. VIVRA shall use its best efforts to cause Thiry to be re-elected to the Board for further terms as long as he serves as VIVRA's Chief Executive Officer. If he ceases to be employed by VIVRA at any time Thiry agrees to offer to resign from the Board as of the date of his termination of employment.

      2.2 Time and Effort. During the Employment Term, Thiry shall devote his full productive business time, efforts, energies and abilities to VIVRA and shall not render services to any other person or entity without the written consent of the Board. Thiry, however, shall not be precluded from engaging in civic, charitable or religious activities.


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

      2.3 Place of Business. During the Employment Term, Thiry's principal place of business shall be in San Mateo County, California, and VIVRA shall not require him to maintain his principal place of business elsewhere.

      3. Compensation, Reimbursement and Benefits.

      3.1 Compensation.

      3.1.1 Salary. During the Employment Term, VIVRA shall pay the Salary to Thiry, in equal monthly or more frequent installments, in accordance with VIVRA's general practice and subject to legally required withholdings.

      3.1.2 Discretionary Bonuses. VIVRA may award Discretion-ary Bonuses to Thiry in the future as determined by the Board in its sole discretion, but VIVRA shall be under no obligation, express or implied, to grant any future Discretionary Bonuses.

      3.1.3 Contingent Bonus. If VIVRA's earnings per share are $1.25 or more for the fiscal year ended November 30, 1996 and if he is employed as its Chief Executive Officer throughout the period ending November 30, 1996, VIVRA shall then pay Thiry a bonus of $300,000 which was granted and accrued in previous years.

      3.2 Expense Reimbursement and Benefits.

      3.2.1 Expense Reimbursement. During the Employment Term, VIVRA shall promptly reimburse Thiry, upon submission to VIVRA by Thiry of adequate documentation, for all reasonable out-of-pocket expenses respecting entertainment, travel, meals, hotel accommodations and other like-kind expenses, in each case incurred by Thiry in the interest of VIVRA's business.

      3.2.2 Insurance. During the Employment Term, VIVRA shall provide life, medical, dental and hospital insurance to Thiry in the amount and on the terms such insurance is provided from time to time to other executive officers of VIVRA.

      3.2.3 Automobile Allowance. VIVRA shall provide Thiry with an automobile allowance of Five Hundred Dollars ($500) per month, and shall reimburse him for all reasonable parking and cellular phone expenses incurred in connection with his duties hereunder.

      3.2.4 Vacation and Sick Leave. Thiry shall be entitled to paid vacation and sick leave each year of the same duration and under the same conditions as other executive officers of VIVRA.

      3.2.5 YPO. During the Employment Term, VIVRA shall pay for, or promptly reimburse Thiry for, all reasonable out of pocket expenses related to monthly meetings and Chapter and Forum events of the Young Presidents Organization.

      3.3 Other Benefits. During the Employment Term, Thiry may participate in employment benefit plans and fringe benefit programs made available to other executive officers of VIVRA subject to the generally applicable terms and conditions of each such plan or program.

      3.4 Vesting on Change of Control. Whether or not Thiry terminates this Contract pursuant to paragraph 5.1.2(b), all stock options and related stock appreciation rights held by Thiry shall vest and become exercisable immediately upon a Change of Control, and any plan or company restrictions on shares of stock of VIVRA or on stock units that were awarded to Thiry under any plan or arrangement maintained by VIVRA for the benefit of Thiry shall lapse upon the occurrence of such an event.

      4. Protection of Business Information; Noncompetition; Nonsolicitation.

      4.1 Nondisclosure.

      4.1.1 Confidential Information. In the operation, planning development and expansion of the Existing or Other Businesses, VIVRA has generated and will generate Confidential Information which is and will be proprietary and confidential and the disclosure of which would be extremely detrimental to VIVRA and of great assistance to its competitors.

      4.1.2 Information Held as a Fiduciary. All of the Confidential Information which is acquired by, communicated to or in any way comes into the possession or control of Thiry shall be held by Thiry in a fiduciary capacity for the exclusive benefit of VIVRA.

      4.1.3 Nondisclosure Covenant. During the employment term and for a period of two (2) years thereafter, Thiry shall not disclose any Confidential Information to any person, without the consent of VIVRA.

      4.1.4 Exemptions. The restrictions set forth in this paragraph 4.1 shall not apply to any part of the Confidential Information which: (i) is or becomes generally available to the public or publicly known other than as a result of disclosure in breach of any obligation of confidentiality; (ii) becomes available to Thiry on a nonconfidential basis from a source other than VIVRA or its agents or affiliates; (iii) is disclosed


                                       -5-
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pursuant to the requirement of a governmental agency or court of competent jurisdiction or as otherwise required under applicable law; or (iv) was otherwise known or available to Thiry without any obligation of confidentiality.

      4.1.5 Following Employment. Upon termination of this Agreement, Thiry shall promptly relinquish and return to VIVRA all Confidential Information and all files, correspondence, memoranda, diaries and other records, minutes, notes, manuals, papers and other documents and data, however prepared or memorialized, and all copies thereof, belonging to or relating to the business of VIVRA, that are in Thiry's custody or control and that contain Confidential Information.

      4.2 Noncompetition Covenant. Except as provided in paragraphs 5.2.3 and 5.2.4, during the Employment Term and for a period of two (2) years thereafter, Thiry shall not Compete or plan or prepare to Compete with VIVRA.

      4.3 Nonsolicitation Covenant. Except as provided in paragraphs 5.2.3 and 5.2.4, for a period of two (2) years after the Employment Term, Thiry shall not solicit employees of VIVRA for employment.

      4.4 Scope and Duration; Severability. VIVRA and Thiry understand and agree that the scope and duration of the covenants contained in this paragraph 4 are reasonable both in time and area and are fairly necessary to protect the business of VIVRA. Nevertheless, it is further agreed that such covenants shall be regarded as divisible and shall be operative as to time and area to the extent that they may be made so operative and, if any part of them is declared invalid or unenforceable, the validity and enforceability of the remainder shall not be affected.

      4.5 Injunction. Thiry understands and agrees that, due to the highly competitive nature of the health care industry, the breach of any of the covenants set out in paragraphs 4.1.3, 4.1.5, 4.2 and 4.3 will cause irreparable injury to VIVRA for which it will have no adequate monetary or other remedy at law. Therefore, VIVRA shall be entitled, in addition to such other remedies as it may have hereunder, to a temporary restraining order and to preliminary and permanent injunctive relief for any breach or threatened breach of the covenants without proof of actual damages that have been or may be caused hereby. In addition, VIVRA shall have available all remedies provided under state and federal statutes, rules and regulations as well as any and all other remedies as may otherwise be contractually or equitably available.


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

      4.6 Assignment. Except as provided in paragraphs 5.2.3 and 5.2.4, Thiry agrees that the covenants contained in paragraph 4 shall inure to the benefit of any successor or assign of VIVRA with the same force and effect as if such covenants had been made by Thiry directly to such successor or assign.

      5. Termination. This Contrast may be terminated for any of the reasons set forth in paragraph 5.1, in each case with the consequences set out in paragraph 5.2.

      5.1 Grounds for Termination.

      5.1.1 By VIVRA. This Contract may be terminated by VIVRA at any time, upon thirty (30) days written notice to Thiry, for any of the following reasons; provided, however, that VIVRA shall have the burden of proving the causes described in subparagraphs (a) and (b) by clear and convincing evidence:

      (a) Breach or Neglect. Breach of any material provision of this Contract by Thiry, which is not remedied within 30 days after written notice specifying such breaches in reasonable detail, or breach or habitual neglect by Thiry of his duties as director, officer or employee of VIVRA; or

      (b) Cause. For cause which shall consist of defalcation, fraud, breach of trust, gross negligence, willful misconduct, chronic substance abuse which interferes with essential functions of his duties, or conviction of a felony involving moral turpitude, in each case in connection with performance of his duties as director, officer or employee of VIVRA or which materially and adversely affects VIVRA.

      5.1.2 By Thiry. This Contract may be terminated by Thiry at any time, upon thirty (30) days written notice to VIVRA, for any of the following reasons:

      (a) Breach. Breach of any material provision of this Contract by VIVRA which is not remedied within thirty (30) days after written notice specifying such breach in reasonable detail; or

      (b) Change of Control. A Change of Control; provided, however, that termination pursuant to this paragraph 5.1.2(b) shall be effective if and only if Thiry gives VIVRA written notice of such termination within one (1) year after a Change of Control.

      5.1.3 Permanent Disability. Either VIVRA or Thiry may terminate this Contract upon thirty (30) days written notice upon Thiry's Permanent Disability.

      5.1.4 Death. This Contract shall terminate immediately upon the death of Thiry.

      5.2 Effect of Termination. If this Contract is terminated pursuant to paragraph 5.1, the parties shall have the following rights and obligations:

      5.2.1 By VIVRA for Breach. If this Contract is terminated by VIVRA pursuant to paragraph 5.1.1 or wrongfully terminated by Thiry, Thiry shall not have the right or obligation to perform the services described in paragraph 2, he shall resign as a Director of VIVRA and he shall not have any right to receive the Salary or any other compensation, bonuses or benefits described in paragraph 3 after the date of termination, but Thiry shall be obligated to VIVRA as provided in paragraph 4, and VIVRA shall have all remedies available at law or in equity.

      5.2.2 By VIVRA or Thiry upon Permanent Disability; Death. If this Contract is terminated by VIVRA or Thiry pursuant to paragraph 5.1.3 or if it terminates pursuant to paragraph 5.1.4:

      (a) Permanent Disability. After his Permanent Disability, Thiry shall have the obligations described in paragraph 4; and

      (b) Payments. Upon termination of this Contract pursuant to paragraph
5.1.3 or 5.1.4, VIVRA shall pay to Thiry or his Beneficiary, within seven (7) days after the date of termination, (i) in an amount equal to one (1) year's Salary plus (ii) the Contingent Bonus whether or not, in this instance, the contingency shall have occurred by the date of such termination.

      5.2.3 By Thiry for Breach. If this Contract is terminated by Thiry pursuant to paragraph 5.1.2(a) or wrongfully terminated by VIVRA, he shall not have any further obligation to VIVRA under paragraph 2 and under paragraph 4 (except as to the Confidential Information provisions of paragraphs 4.1.2, 4.1.3, and 4.l.5) and VIVRA shall pay him within thirty (30) days after termination, an amount equal to (i) one and one-half (l(OMEGA)) times the sum of his yearly Salary plus the Discretionary Bonus actually paid to Thiry for the prior Fiscal Year and (ii) the Contingent Bonus whether or not, in this instance, the contingencies shall have occurred by the date of such termination. This paragraph does not apply in the event of a Change of Control.

      5.2.4 Change of Control. If this Contract is terminated by Thiry pursuant to paragraph 5.1.2(b) or is terminated by VIVRA or any successor entity within one (1) year after a Change of Control and paragraph 5.1.1 does not apply, Thiry shall not have any duty to mitigate his damage or any further obligation to VIVRA under paragraphs 2 and under paragraph 4 (except as to


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

the Confidential Information provisions of paragraphs 4.1.2, 4.1.3 and 4.1.5) and he shall be entitled to receive the follow-ing payments and benefits from VIVRA or the successor entity:

      (a) Termination Payments. A cash payment to be made within thirty (30) days after termination equal to the sum of: (i) 2.99 times the Salary plus any Discretionary Bonus actually paid to Thiry for the Fiscal Year ended immediately prior to the Change of Control termination and (ii) the Contingent Bonus whether or not, in this instance, the contingencies shall have occurred by the date of such termination.

      (b) Insurance Coverage. During the period commencing on the date of a Change of Control termination and ending on the third anniversary thereof, Thiry (and, where applicable, his dependents) shall be entitled to participate in any insurance or similar plans maintained by VIVRA. Where applicable, Thiry's Salary for purposes of such plans shall be deemed to be equal to the Salary he was receiving at the time of the Change of Control termination. To the extent that VIVRA finds it impractical to cover Thiry under its group insurance policies during such three (3) year period, VIVRA shall provide him with the same level of coverage under individual policies. The entire cost of insurance coverage under this paragraph 5.2.4(b) shall be borne by VIVRA.

      (c) Outplacement Services. VIVRA shall provide Thiry with the use of a furnished office, secretary and telephone and access to facsimile and photocopying machines for a one (1) year period following the Change of Control termination. The cost of these services and facilities shall be borne entirely by VIVRA.

      5.2.5 Payment and Computation of Salary upon Termination. Upon any termination of this Contract pursuant to paragraph 5.1:

      (a) Salary to Date of Termination. VIVRA shall pay Thiry the Salary to the date of termination, and

      (b) Computation. As to terminations pursuant to subparagraphs 5.1.1, the Salary shall be that in effect on the day before the date of termination. As to all other terminations, the Salary shall be that in effect on the day before the rate of termination calculated with a minimum annual base compensation of $300,000.

      5.3 Withholding. Anything in this Contract to the contrary notwithstanding, all payments required to be made to Thiry or the Beneficiary under this Contract shall be subject to the withholding of such amounts, if any, for income and other payroll taxes and deductions as VIVRA may reasonably determine should be withheld pursuant to any applicable law or regulation.

      5.4 Examples. The following are examples of the payments to be made to Thiry pursuant to paragraph 5.2 based on the assumptions that (i) Thiry's employment terminates on April 30, 1997 and (ii) the Salary is $275,000 for Fiscal Year 1997 and (iii) Thiry has received a Discretionary Bonus of $200,000 for Fiscal Year 1996. Under the foregoing assumptions, if:

      5.4.1 Paragraph 5.1.1. VIVRA terminates this Contract pursuant to paragraph 5.1.1, Thiry shall be paid only through April 30, 1997 at the Salary rate of $275,000 per year (plus an amount equal to the Contingent Bonus but only if the Contingent Bonus has been earned but not yet paid).

      5.4.2 Permanent Disability; Death. Thiry dies or if this Contract is terminated pursuant to paragraph 5.1.3, VIVRA shall pay Thiry or his beneficiary one (1) year's Salary at the rate of $300,000 plus an amount equal to the Contingent Bonus ($300,000) (if the Contingent Bonus has been earned but not yet paid), a total of either $300,000 or $600,000.

      5.4.3 Paragraph 5.1.2(a). Thiry terminates this Contract pursuant to paragraph 5.1.2(a), VIVRA shall pay Thiry (i) one and one-half (l(OMEGA)) times the sum of the Salary plus the Discretionary Bonus given to him for Fiscal Year 1996 (1.5 x ($300,000 + $200,000)) which totals $750,000, and (ii) the
Contingent Bonus ($300,000) (if the Contingent Bonus has been earned but not yet paid), all of which would total $1,050,000.

      5.4.4 Paragraph 5.1.2(b). Thiry terminates this Contract pursuant to paragraph 5.1.2(b), VIVRA or the successor entity shall pay Thiry (i) 2.99 times the sum of the Salary plus the Discretionary Bonus given to him for Fiscal Year 1996 (2.99 x ($300,000 + $200,000)) which totals $1,495,000, and (ii) the
Contingent Bonus ($300,000) (if the Contingent Bonus has been earned but not yet paid), all of which would total $1,795,000.

      6. Miscellaneous.

      6.1 Prior Contracts Null and Void. VIVRA and Thiry agree that upon execution and delivery of this Contract by each of them, the Prior Contract shall terminate and be deemed null and void, and shall have no further force or effect.

      6.2 Assignment by VIVRA. This Contract shall be binding upon and shall inure to the benefit of any successors or assigns of VIVRA. As used in this contract, the term "successor" includes any Person or combination of Persons acting in concert which at any time in any form or manner acquires all or substantially all of the assets or business or more than thirty percent (30%) of the voting stock of VIVRA.

      6.3 Nonassignability by Thiry. Neither Thiry nor any Beneficiary shall assign, transfer, pledge or hypothecate any rights, interests or benefits created hereunder or hereby. Any attempt to do so contrary to the provisions of this Contract, and any levy of any attachment, execution or similar process created thereby, shall be null and void and without effect.

      6.4 Spendthrift Provision. Prior to actual receipt by Thiry or the beneficiary, as the case may be, no right or benefit under this Contract and, without limitation, no interest in any payment hereunder shall be:

      6.4.1 Anticipation. Anticipated, assigned or encumbered or subject to any creditor's claim or subject to execution, attachment or similar legal process, or

      6.4.2 Liability for Debts: Claims. Applied on behalf of or subject to the debts, contracts, liabilities or torts of the Person entitled or who might become entitled to such benefits, or subject to the claims of any creditor of any such Person.

      6.5 Beneficiary; Recipients of Payments; Designation of Beneficiary. The salary and other compensation and benefits payable by VIVRA pursuant to this Contract shall be made only to Thiry during his lifetime or in the event of his death, to the Thiry-O'Leary Living Trust ("Beneficiary").

      6.5.1 Designation of Beneficiary. Thiry may from time to time change the Beneficiary by filing a new designation in writing with VIVRA's Corporate Secretary. If no designation is in effect, any sums payable under this Contract hall be paid to Thiry's estate.

      6.5.2 Elections. Whenever this Contract provides for any option or election by Thiry or the Beneficiary, the option shall be exercised or the election made solely by the person or persons receiving payments pursuant to this Contract at that time, and shall be made in that Person's sole discretion and without regard to the effect of the decision on subsequent recipients of payments. Such decision by such Person shall be final and binding on all subsequent recipients of payments.

      6.6 Limitation on Payments. In the event that it is determined by counsel (or any other tax advisor) approved by Thiry and VIVRA that any compensation payable hereunder, alone or when aggregated with other compensation payable to Thiry, would constitute an "excess parachute payment" within the meaning of
Section 280G of the Internal Revenue Code of 1986, as amended, and the net, after-tax amount that Thiry would realize from the compensation hereunder and from all other sources, considering Thiry's federal and state income tax brackets and the effect of any nondeductible excise tax, would be greater if the compensation payable hereunder were reduced, then the compensation payable hereunder shall be reduced until Thiry's after-tax compensation (taking into account state and federal income taxes, excise taxes and all other applicable taxes) is maximized.

      6.7 Arbitration. If any controversy, question or dispute arises out of or relating to the construction, application or enforcement of this Contract, it shall be settled by arbitration as follows:

      6.7.1 Appointment of Arbitrators. Within fifteen (15) days after the delivery of written notice of any such dispute from one to the other, VIVRA and Thiry shall each appoint one person to hear and determine the dispute, and, if the two (2) persons so selected are unable to agree on its resolution within ten
(10) days after their appointment, they shall select a third impartial arbitrator, and the three arbitrators so selected shall hear and determine the dispute within sixty (60) days thereafter.

      6.7.2 Finality. The determination of a majority of the arbitrators shall be final and conclusive on Thiry and VIVRA.

      6.7.3 Rules. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association, and judgment on any award rendered by the arbitrators may be entered in any court having jurisdiction.

      6.7.4 Discovery. The parties shall be entitled to avail themselves of all discovery procedures available in civil actions in the State of California, and, without limitation, Thiry and VIVRA hereby incorporate section 1283.05 of the California Code of Civil Procedure into this Contract pursuant to section 1283.1 of that Code.

      6.8 Notices. Any notice provided for by this Contract and any other notice, demand or communication which either party may wish to send to the other (the "Notices") shall be in writing and shall be deemed to have been properly given if served by (a) personal delivery, or (b) registered or certified mail, return receipt requested, in a sealed envelope, postage prepaid, addressed to the party for which such notice is intended as follows:

            If to VIVRA:                VIVRA Incorporated
                                        Board of Directors
                                        400 Primrose, Suite 200
                                        Burlingame, CA 94010

            If to Thiry:                Kent J. Thiry
                                        124 Warren Avenue
                                        San Mateo, CA 94401

      6.8.1 Change of Address. Any address or name specified in this paragraph
6.8 may be changed by a Notice given by one party to the other party in accordance with paragraph 6.8.

      6.8.2 Effective Date of Notice. All notices shall be given and effective as of the date of Personal delivery thereof or the date of receipt set forth on the return receipt. The inability to deliver because of a changed address of which no Notice was given, or rejection or other refusal to accept any Notice shall be deemed to be the receipt of the Notice as of the date of Such inability to deliver or rejection or refusal to accept.

      6.9 Governing Law: Jurisdiction. This Contract shall be construed in accordance with and governed by the laws of the State of California. VIVRA hereby consents and submits to the jurisdiction of the state and federal courts in California in any suit for the enforcement or construction of or otherwise rising out of this Contract.

      6.10 Counterparts. This Contract may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, this Contract has been executed and delivered by the parties on the date set forth opposite their names.

Dated:   December 15, 1996


                                                    /s/ Kent J. Thiry
                                            ------------------------------------
                                                       Kent J. Thiry

Dated:   December 11, 1996

                                            VIVRA INCORPORATED


                                            By      /s/ LeAnne M. Zumwalt
                                               ---------------------------------
                                                     LeAnne M. Zumwalt

                                            Its    Chief Financial Officer
                                               ---------------------------------